SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A10	Page 2 of 5

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A10	Page 3 of 5

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
OO

2 Mrs. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Mrs. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A10

This constitutes Amendment No. 10 (the “Amendment No. 10”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 10 is to report that, on July 25, 2017, TAR SITO LendCo LLC (“TAR LendCo”) - - the senior secured lender of the Issuer - - delivered a notice of default (the “Default Notice”) to the Issuer. In the Default Notice, TAR LendCo notified the Issuer that various defaults had occurred and were continuing under the Secured Note and the Loan Documents, including, among other things, that the Issuer has failed to use its best efforts to monetize the Issuer’s patent portfolio.

In response to the Default Notice, on July 26, 2017, the Issuer (i) sent a letter (attached as Exhibit 99.1 to the Issuer’s Form 8-K dated July 26, 2017, the “July 26 Letter”) to TAR LendCo and (ii) released a press release (the “July 26 Press Release” and, together with the July 26 Letter, the “”July 26 Releases”). In the July 26 Releases, the Issuer made various false and spurious allegations about TAR LendCo, TAR Holdings, LLC (“TAR Holdings” and, together with TAR LendCo, “TAR”), and members of the Reporting Person’s family. Among other things, the July 26 Releases allege that (i) TAR LendCo sent the Default Notice in “bad faith” with the intent of “manipulating the price” of the Common Stock in violation of securities laws, (ii) representatives of TAR “threatened” to “eviscerate shareholder value and cause irreparable harm” to the Issuer, and (iii) TAR has misled the Issuer’s shareholders and defamed Brent Rosenthal, the Chairman of the Board. The July 26 Releases also allege, incorrectly and without any foundation or basis, that TAR somehow has “influence over” the Issuer.

The specious and defamatory allegations made by the Issuer in the July 26 Releases are unfounded and wholly without merit. TAR Holdings is the largest stockholder of the Issuer. Unlike the members of the Board and management - - who would have owned a de minimis amount of Common Stock had the Board not approved egregious Compensation Packages on July 24, 2017 that included significant and non-market gratis grants of Common Stock and other Issuer securities to Issuer management - - TAR Holdings has every incentive to want the price of the Common Stock to increase. In fact, as previously noted at length, TAR Holdings has repeatedly asked the Board for abolishment of, or a waiver under, the Issuer’s Poison Pill to permit TAR Holdings to acquire additional shares of the Common Stock. The Board has completely ignored TAR Holdings’ requests and proposals. TAR Holdings has no reason to want the price of the Common Stock to decline. The price of the Common Stock has presumably declined because the Board approved an equity offering significantly below the market price and equity value of the Common Stock. Moreover, the allegation that TAR has “influence over” the Issuer is baseless. As the Reporting Person has stated numerous times, the Board and management have repeatedly ignored TAR’s attempts to engage with respect to the Issuer’s business and prospects. The Reporting Person has no influence over the Issuer.

TAR continues to believe that the Board is incompetent to govern the Issuer properly and in a means best suited to maximize the value of the Issuer’s business. TAR also believes that members of the Board and management are not acting in good faith in the Issuer’s best interests. TAR LendCo and TAR Holdings expressly reserve all of their respective rights to take any actions necessary and appropriate to protect their interests.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Member